WORLD TREE

This Earth Day, Invest in our Planet

Doug Wilmore [illegible]

In celebration of Earth Day, we are excited to be launching our 2022 Eco-Tree Program on Wefunder.



Participating in crowdfunding is a powerful way to drive positive change in the world by using our investment dollars to support innovation in solving some of the planet's biggest challenges.

For those looking for a way to mark your contribution to our planet on this global day of action, visit our page to find out how to participate in this years Eco-Tree Program offering.

#InvestInOurPlanet

The official Earth Day theme for this year is "Invest in our planet". People around the world are increasingly looking for ways to invest their money in companies that provide proven solutions to the climate crisis AND can yield financial returns.

"Like other economic revolutions, inventors, innovators, businesses, and investors are the most likely to drive significant change. It is time for these change agents to step it up." - Earth Day website

The 2022 Eco Tree Program is an invitation to all impact-focused investors to earn returns while benefiting the soil, the climate and helping to protect our natural forests.

Early Bird Pricing

In the last 3 years, over 1200 people have participated in our Wefunder crowdfunding offerings. Our community has made possible to plant literally thousands of acres of Empress trees, supporting over 300 farmers. Thank you!

Today on Earth Day, we are calling forth our community again to help us make a big impact. The first few days of our launch are especially important as it's when we get to show the world what's possible. And it gives others the confidence to follow in our footsteps.

Join us, and let's show the world it can be done.

TTW

> *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed with the SEC and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

Earth Day


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World Tree
Published by Instagram · April 22 at 9:41 AM · Instagram
EXCITING NEWS! World Tree has launched a crowdfunding opportunity on WeFunder.
Link in bio @worldtree.eco
Join us, and let's show the world it can be done! #investinourplanet
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worldtree



Hello World Tree Community Member!

World Tree's 2022 [illegible] now available on Wefunder to our community of friends and supporters [illegible]

[illegible] Wefunder [illegible] world. [illegible] World Tree [illegible] community [illegible]

Our community is filled with [illegible] As we grow we will never forget that our early ambassadors and investors were the roots and foundation of this incredible journey we find ourselves on. For that reason, you will always be the first to know when something exciting is happening or there are opportunities to be shared.

As promised, for the next 8 days (until May 9) we are offering our community an exclusive preview and opportunity to invest in our new 2022 Reg CF investment offering.

Let's continue to grow our community, [illegible]

"Never underestimate the power of a small group of committed people to change the world. In fact, it is the only thing that ever has."

- Margaret Mead

EXCLUSIVE

Friends Invest First

[illegible]

08	19	31	27

INVEST

[illegible]

INVEST

WATCH FOR UPDATES

INVESTMENT TERMS

[illegible]

Visit our Wefunder page for more information on this year's program.

Take me to Wefunder

If you have any questions, please visit our World Tree Action Q&A page.

worldtree



Hello WorldTree Community Member!

In celebration of Earth Day, we are excited to be launching our 2022 REG CF (crowdfunding) Eco-Tree Program on Wefunder.

[illegible]

[illegible]

#InvestInOurPlanet

The official Earth Day theme for this year is "invest in our planet". People around the world are increasingly looking for ways to invest their money in companies that provide proven solutions to the climate crisis AND consistent financial returns.

> *"Like other economic revolutions, inventors, innovators, businesses, and investors see the [illegible] change. It's time for these change agents to step it up." - Earth Day website*

[illegible]

Early Bird Pricing

In the last 3 years over 1000 people have participated in our Wefunder crowdfunding [illegible] Thank you!

Today on Earth Day, we are calling [illegible] to show the world what's possible. And it gives others the confidence to follow in our footsteps.

Join us, and let's show the world it can be done.

Click the button below to learn more!

Take me to Wefunder

If you have any questions, please visit our Eco-Tree Action Q&A page.

WORLDTREE.ECO

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worldtree.eco Want to help generate impactful returns for our planet? It is Earth Day 2022 and it is time to #investinourplanet.

Link in Bio to find out how to be a part of the future by taking Eco-Tree Action today! @worldtree.eco

April 22

worldtree.eco ...

worldtree.eco 🌎 $8.7M Raised to date - 300 tree farms funded... more

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April 22

worldtree.eco •••



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498 views · Liked by **kinzelcreative**

worldtree.eco EXCITING NEWS! World Tree has launched a crowdfunding opportunity on WeFunder.

Link in bio @worldtree.eco

Join us, and let's show the world it can be done!
#investinourplanet🌍

kevin.rakers 🙏🏼❤️🌞🌎

April 22

worldtree.eco •••

World Tree | Customize | 7 | 6 | + New | Edit Page | Edit with WPBakery Page Builder | Duplicate Post | Howdy, Rita

worldtree

MENU



THE POWER OF COMMUNITY

Eco-Tree Program 2022

Join our network of investors on Wefunder and make your money matter

TAKE ME TO WEFUNDER!

WORLD TREE

Provides the trees, know-how and a buyer for the lumber.

FARMERS

Provide the land, labor, care and maintenance of the trees.

INVESTORS

Provide the financing and support that makes it all possible.







Ec

Invest in Eco-Timber

The Eco-Tree Program provides impact focused investors with the opportunity to earn financial returns while creating tangible environmental and social benefits from their investment dollars.

World Tree USA, LLC is pleased to announce the launch of our 2022 Eco-Tree Program.

- Timber investment with distributions in approx. 10 years
- Potential 4x investment return





"We already have the world's best carbon capture technology"

- Bloomberg Business Week

The Empress Splendor tree

Fast growing Eco-Timber that Restores the Earth

The Empress Splendor (genus name Paulownia) is an extremely fast growing hardwood tree. Reaching maturity in around 10 years, the Empress is one of the fastest growing tree in the world.

She's a natural beauty (non-GMO), a real fighter (fire resistant and grows back after harvest), and a good neighbor (replenishes soil and non invasive). To top it off, she eats massive amounts of carbon using a super-powerful form of photosynthesis.

- Grows 10-20 feet per year
- Reaches maturity in 10 years

1,521

Acres of Empress trees planted
World Tree is the largest grower of Empress trees in North and Latin America.

82

Farmers in 5 Countries
Diversified farms in Costa Rica, Guatemala, Mexico, Canada and the United States.

45,280

Metric Tonnes of CO_2 / year absorbed
Our investors are impacting climate cooling, soil repair, economic stability, and forest protection.

P

We are World Tree

World Tree is a group of investors, farmers, scientists and activists who are committed to a new kind of forestry. We believe that you don't have to sell your soul – or sell out on the planet – to make a sound investment. Our innovations in forestry can help to solve some of the worlds toughest problems.

World Tree's programs are based on one of the fastest growing trees in the world: The Empress Splendor (botanical name *Paulownia*).

When you invest in World Tree, you are investing in eco timber farms across North and Latin America. You are supporting farmers and protecting our forests. And you get to share in any profits from the sale of the lumber.





Want to make your money matter?

Our WeFunder Offering makes it possible for the average Joe (or Jane) to make a difference with their investment dollars.

Join our network of innovators, big thinkers, and change makers and experience the power of community!

How to Participate

World Tree is currently open for investment in our 2021 Eco-Tree Program.

For more information on our Crowdfunding Offering, please visit our WeFunder campaign page.

TAKE ME TO WEFUNDER!

What they're saying

"Sustainable wood production and carbon sequestration what's not to like?"

Yoav Gezler
Investor

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World Tree Headquarters

World Tree USA
2361 Rosecrans Ave,
Suite 475
El Segundo, CA 90245
contact@worldtree.eco
1 888 693 8733 (TREE)
480 948 0108

World Tree Costa Rica

Centro Corporativo Plaza Roble
Escazú-Edificio Las Terrazas A
Quinto Piso,
San José
costarica@worldtree.eco

World Tree Mexico

Calle Ottawa No. 204
Col. Villaverde, C.P. 37280
Leon, Guanajuato, Mexico

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.